                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                               For March 27, 2006
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

     36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F _X___           Form 40-F ________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                   Yes ____                   No __X__

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the commencement of exploration activities on its recently acquired properties in the Republic of Niger.

"We are encouraged by the endorsement of the government of Niger when it granted us the In Gall and Irhazer concessions," said Kabir Ahmed, Chairman and CEO of
Northwestern. "Given the considerable potential in these two highly prospective areas, we intend to focus significant efforts and resources on aggressively advancing these projects with an airborne survey, soil sampling and drill testing over the coming year."

Northwestern's exploration permits become effective on April 8, 2006, at which point Mr. Ahmed and Dr. Jon North, Director of Northwestern, will travel to
Niger in western Africa to establish a regional office, recruit a local workforce and initiate the company's exploration efforts. The efforts will center on leveraging modern, remote-sensing and geological-modeling technology that has not yet been rigorously applied in Niger.

The first phase of Northwestern's exploration program over the In Gall and
Irhazer concessions is expected to begin with a comprehensive airborne multi-sensor and magnetometric survey during the second quarter of this year.
Northwestern anticipates the survey will be flown at a line spacing of 200 meters over the two concessions and will provide a measurement of near-surface radiometric anomalies. In addition, the magnetometric data will provide information about the thickness of the cover sequence, which may be related to the concentration of uranium.

Following the completion of the survey, the company intends to compile and analyze the results and validate them against the findings of an airborne survey that was conducted on the properties in the 1970s by International Research S.A.
After cross-referencing the data, Northwestern will be in a position to refine future geochemical surveying and drilling operations on the concessions.

In Gall and Irhazer cover 4,000 square kilometers (988,000 acres) of highly prospective land within the same stratigraphy as two operating uranium mines that together provide almost 10% of worldwide production. With that production,
Niger currently ranks as the world's fourth largest producer of uranium."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Northwestern Mineral Ventures Inc.

                                              By: /s/ Kabir Ahmed
                                              -------------------
                                                  Kabir Ahmed
                                              Chief Executive Officer

Date: March 27, 2006